Filing under Rule 425 under

the Securities Act of 1933

Filing by: AbitibiBowater Inc.

Subject Company: Fibrek Inc.

SEC File No. of AbitibiBowater Inc.: 001-33776

Set forth below is the excerpt from the earnings conference call of AbitibiBowater Inc., doing business as Resolute Forest Products (“Resolute”), on February 9, 2012, which relates to Resolute’s offer to purchase all the issued and outstanding common shares of Fibrek Inc. (“Fibrek”).

Excerpt

Richard Garneau, Resolute, President and Chief Executive Officer

… We are awaiting a decision from the Bureau de decision et de revision here in Quebec concerning our application to cease trade, or quash, the poison pill Fibrek’s management implemented following our offer. I note that we still have hard lock-ups for 46% of Fibrek’s shares, from three of its largest shareholders. We also have the ability to waive the 2/3 minimum tender condition at our option. We continue to work with the regulatory authorities with a view to obtaining all clearances as quickly as possible. …

Important Notice

This transcript does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Resolute has filed with the SEC a registration statement on Form S-4, as amended, in connection with the proposed transaction with Fibrek. INVESTORS AND SECURITY HOLDERS OF RESOLUTE AND FIBREK ARE URGED TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330, on SEDAR at www.sedar.com or on Resolute’s website at www.resolutefp.com.

About Resolute Forest Products

Resolute is a global leader in the forest products industry with a diverse range of products, including newsprint, commercial printing papers, market pulp and wood products. Resolute owns or operates 18 pulp and paper mills and 23 wood product facilities in the United States, Canada and South Korea. Marketing its products in close to 90 countries, Resolute has third-party certified 100% of its managed woodlands to sustainable forest management standards. The shares of Resolute trade under the stock symbol ABH on both the New York Stock Exchange and the Toronto Stock Exchange.

Resolute and other member companies of the Forest Products Association of Canada, as well as a number of environmental organizations, are partners in the Canadian Boreal Forest Agreement. The group works to identify solutions to conservation issues that meet the goal of balancing equally the three pillars of sustainability linked to human activities: economic, social and environmental. Resolute is also a member of the World Wildlife Fund’s Climate Savers program, in which businesses establish ambitious targets to voluntarily reduce greenhouse gas emissions and work aggressively toward achieving them.

Cautionary Statements Regarding Forward-looking Information

Statements in this transcript that are not reported financial results or other historical information of AbitibiBowater Inc., doing business as Resolute Forest Products, are “forward-looking statements” and may be identified by the use of forward-looking terminology such as the words “should”, “would”, “could”, “will”, “may”, “expect”, “believe”, “anticipate”, “attempt”, “project” and other terms with similar meaning indicating possible future events or potential impact on Resolute’s business or shareholders, including future operations following the proposed acquisition of Fibrek. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to any forward-looking statements made in connection with an exchange offer.

The reader is cautioned not to place undue reliance on these forward-looking statements, which are not guarantees of future performance. These statements are based on management’s current assumptions, beliefs and expectations, all of which involve a number of business risks and uncertainties that could cause actual results to differ materially. The potential risks and uncertainties that could cause Resolute’s actual future financial condition, results of operations and performance to differ materially from those expressed or implied in this transcript include, but are not limited to, Resolute common stock issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Resolute and Fibrek may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, and all other potential risks and uncertainties set forth under the heading “Risk Factors” in Part I, Item 1A of Resolute’s annual report on Form 10-K for the year ended December 31, 2010, as updated in Part II, Item 1A of Resolute’s Quarterly Report on Form 10-Q for the period ended September 30, 2011, filed with the SEC and Resolute’s other filings with the Canadian securities regulatory authorities.

All forward-looking statements in this transcript are expressly qualified by the cautionary statements contained or referred to above and in Resolute’s other filings with the SEC and the Canadian securities regulatory authorities. Resolute disclaims any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.